UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

LaserLock Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

51807L101

(CUSIP Number)

VerifyMe, Inc.
c/o Nix Patterson & Roach, L.L.P.
205 Linda Drive
Daingerfield, TX 75638
Attention: Claudio Ballard
(903) 645-7333

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

with a copy to:

Stephen M. Besen
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022-6069
(212) 848-4000

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 51807L101	Page 2 of 5 Pages

1		NAME OF REPORTING PERSONS VerifyMe, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,111,775
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,111,775
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,111,775
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14		TYPE OF REPORTING PERSON (See Instructions) CO

Page 2 of 5 Pages

Item 1.	Security and Issuer.

This Amendment No. 2 to the Schedule 13D (“Amendment No. 2”) relates to the common stock, par value $0.001 per share (the “Shares”), issued by LaserLock Technologies, Inc., a Nevada corporation (the “Company”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on January 10, 2013 (the “Initial Schedule”), as amended by Amendment No. 1 filed on February 4, 2013 (“Amendment No. 1”, together with the Initial Schedule and Amendment No. 2, the “Schedule 13D”) on behalf of the Reporting Person.  Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.  All items or responses not described herein remain as previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

VerifyMe determined to distribute to the holders of its Class B common stock (the “VM Holders”) all of its Shares and all of its warrants to purchase Shares (less any fractional amounts), while retaining all of its shares of the Preferred Stock.  On December 31, 2013, VerifyMe effected the distribution to the VM Holders of all 44,444,444 of its Shares and 87,777,113 of its warrants to purchase Shares. VM retained all 21,111,111 of its shares of the Preferred Stock.

Item 5.	Interest in Securities of the Company.

Item 5 is hereby amended and restated as follows:

The responses of the Reporting Person to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

(a)-(b)  The percentages used herein are calculated based upon a total of 279,202,553 Shares, which  is comprised of: (i) 258,091,442 Shares outstanding as of November 19, 2013 according to the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2013 and (ii) 21,111,111 Shares, which are issuable upon conversion of the Preferred Stock at any time and from time to time.

As of the date of this Schedule 13D, the Reporting Person beneficially owned in the aggregate 21,111,775 Shares, which is comprised of: (i) zero Shares, (ii) 21,111,111 Shares currently issuable upon conversion of the Preferred Stock, (iii) 385 warrants to purchase Shares exercisable at $0.10 per share, and (iv) 279 warrants to purchase Shares exercisable at $0.12 per share pursuant to the Subscription Agreement.  Such Shares constitute approximately 7.6% of the outstanding Shares after giving effect to the conversion of such Preferred Stock.

(c) Except for the transactions described herein, there were no transactions effected in the past sixty days by the Reporting Person in the Shares.

Page 3 of 5 Pages

(d) To the knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that are the subject of this Schedule 13D.

(e) The Reporting Person has the sole power to vote or direct the vote of and to dispose of or direct the disposition of all of the Shares beneficially owned by it.  IVP is the owner of all of the voting stock of the Reporting Person.  Each of IVP, as the owner of all the voting stock of the Reporting Person, and Mr. Ballard, as the managing member of IVP, may be deemed to share the power to vote and dispose of the Shares owned by the Reporting Person and be deemed to beneficially own such Shares.  Each of IVP and Mr. Ballard disclaims beneficial ownership of such Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Item 6 is hereby amended and supplemented by adding the following:

Pursuant to a Waiver and Amendment Agreement dated as of December 30, 2013 (the “Waiver Agreement”) to the Registration Rights Agreement made as of December 31, 2012 between the Company and VerifyMe, the Company has agreed to facilitate the transfer of the Shares and the warrants to purchase Shares to the VM Holders on a pro rata basis without consideration through one or more exempt distributions. The Waiver Agreement also requires the Company to establish and maintain a program for the subsequent removal of restrictive legends with respect to the Shares in accordance with Rule 144.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  January 3, 2013

VERIFYME, INC.

By:	/s/ Shephard Lane
	Name:	Shephard Lane
	Title:	Director and Counsel

[Signature Page of Schedule 13D Amendment No. 2]